J. Benjamin English • Richmond Office (804) 771-9544 • benglish@hf-law.com

July 25, 2006

Mr. Steven Jacobs

Accounting Branch Chief

United States Securities and

Exchange Commission

Washington, D.C. 20549

Re:	ARC Corporate Realty Trust, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 1, 2006

Form 10-Q for Fiscal Quarter Ended March 31 2006

Filed May 10, 2006

File No. 0-50727

Dear Mr. Jacobs:

The Company has received your comment letter dated June 16, 2006 (the “Comment Letter”) with respect to the above-referenced filings made by the Company, as well as the additional comments set forth in your letter dated July 7, 2006. For convenience of reference, each staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

1. Discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties,

July 25, 2006

bank borrowings, proceeds from loan sales, proceeds from equity offerings etc. Finally, please explain the basis for your belief, as disclosed at page 27, that cash flows from operations will continue to provide adequate capital to fund operating and administrative expenses, regular debt service obligations and all dividend payments in light of the fact that your dividend payments exceeded cash flows from operations in both 2005 and 2004. Please make conforming revisions to your Form 10-Q for the quarter ended March 31, 2006.

Response: The distributions were funded from cash flows from operations as well as distributions from unconsolidated subsidiaries. Absent a liquidation, future cash flows from operations as well as distributions from unconsolidated subsidiaries are expected to be sufficient to fund dividends. After shareholders approval of the liquidation, the Company will only be making further distributions upon liquidation of the Company’s assets. The Company will add the following comment in the Form 10-K/A for the year ended December 31, 2005 that the Company will file (the “Form 10-K/A”):

In 2005, Net Cash Flow from Operations funded $2.097 million of the total dividends paid of $3.217 million with the remainder of $1.12 million being funded primarily by distributions from unconsolidated subsidiaries and undivided interests of $1.266 million. In 2004, Net Cash Flow from Operations funded $2.083 million of the total dividends paid of $2.975 with the remainder of $.892 million being funded primarily by distributions from unconsolidated subsidiaries and undivided interests $1.531 million.

The Company will add the following comment in the Form 10-Q/A for the quarter ended March 31, 2006 that the Company will file (the “Form 10-Q/A”):

In 2006, Net Cash Flow from Operations funded $580,112 of the total dividends paid of $763,577 with the remainder of $183,465 being funded primarily by distributions from unconsolidated subsidiaries and undivided interests of $244,700. In 2005, Net Cash Flow from Operations funded $521,548 of the total dividends paid of $763,577 with the remainder of $242,029 being funded primarily from distributions from unconsolidated subsidiaries and undivided interests of $289,786.

Funds from Operations, page 30

2. We note that you use FFO as a measure of performance. You also indicate that, “Funds from Operations (“FFO”) enhances an investor’s understanding of ARCT’s financial condition, results of operations and cash flows: and present cash flow information below your FFO reconciliation which suggests that you also use FFO as a liquidity measure. Please tell us and in future filings revise your disclosure to clarify whether you use FFO as a measure of operating performance or liquidity and explain why you believe FFO is a useful indicator of operating performance or liquidity Further, if you consider FFO to be a measure of liquidity,

July 25, 2006

please also revise your reconciliation of FFO to the most comparable financial measure presented in accordance with GAAP. Refer to Item 10(e)(u) of Regulation S-K.

Response: As a result of the planned liquidation, the Company will no longer be using FFO as a measure of operating performance or liquidity in its future filings.

3. We note that your reconciliation of FFO includes the effect of impairment of assets. The adjustment of a particular measure for recurring item appears more appropriate if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. Please revise to remove impairment charges as a reconciling item to arrive at FFP in all future filings, or advise us. If you choose to continue to adjust for impairment charge, please modify the description of the measure as it will deviate from FFO as defined by NAREIT. Refer to Questions 7 and 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures related by the Commission for further guidance.

Response: As a result of the planned liquidation, the Company will no longer be using FFO in its future filings. The Company has revised the calculation of FFO to exclude impairment charges in Form 10-Q for the first quarter of 2006. In addition, the Company will revise the calculation of FFO in the Form 10-K/A.

4. Please provide us with a reconciliation between the amount you have included as net income allocable to Class A and Class B common shareholders (before minority interest) for 2003 and the amounts reported in your consolidated statements of income for the same period at page 35. In addition, please explain why you have excluded the minority interest charge from FFO. We do not understand how this measure would be comparable to the GAAP operating performance measure.

Response: This was an error caused by a change in the presentation on the consolidated statements of income for discontinued operations in 2003. The Company will adjust net income allocable to Class A and Class B common shareholders in the FFO table to reflect the amount included on the consolidated statements of income in its revised Form 10-K/A and future filings. The Company will change the Form 10-K/A to $1,955 ($1,687+$268) to be consistent with previous years. As a result of the planned liquidation, the Company will no longer be using FFO in its future filings. With respect to excluding the minority interest charge, the Company will revise the FFO table in the Form 10-K/A so that the minority interest charge is no longer excluded.

July 25, 2006

Financial Statements

Consolidated Balance Sheets, page 34

5. Please revise to separately present restricted cash on the balance sheet and exclude it from cash and cash equivalents for the purposes of your statements of cash flows on page 37.

Response: Restricted cash is disclosed as a component of cash and cash equivalents on the face of the consolidated balance sheets, however, the amount of restricted cash is separately stated on the face of the consolidated balance sheets for all periods presented. Additionally, the Company believes that the changes in restricted cash of approximately $93,000, $48,000 and $2,000 for the years ended December 31, 2005, 2004 and 2003, respectively, are not material to the Company’s consolidated statements of cash flows. However, since the Company is filing the Form 10-K/A and the Form 10-Q/A, it will separately present restricted cash from cash and cash equivalents on the consolidated balance sheets and the consolidated statements of cash flows.

Consolidated Statements of Income, page 35

6. Please tell us your reason for including equity in income of unconsolidated subsidiaries and undivided interests and gain on sale of investment in unconsolidated subsidiary in operating revenues in light of the guidance provided in Rule 5-03 of Regulation S-X. In addition, please revise your income statement to present stock-based compensation within in its relevant classification based upon where such compensation would have been categorized had it been made in cash.

Response: With respect to equity in income of unconsolidated subsidiaries and undivided interests and gain on sale of investment in unconsolidated subsidiary, the Company has revised its consolidated statements of income to reflect such amounts pursuant to Rule 5-03 of Regulation S-X beginning with the first quarter of 2006. The Company will make the required revisions in the Form 10-K/A. With respect to stock-based compensation, the Company is externally managed and does not have a line item for payroll and related costs. Accordingly, stock-based compensation to the Company’s advisor and outside directors is presented as a separate line item on the consolidated statements of income.

Note 5, Investment in Triangle Plaza II, page 44

7. Based on the summary financial data you have included, it appears that audited financial statements of Triangle Plaza II may be required in accordance with Rule 3-09 of Regulation S-X. Please tell us how you determined such financial statements were not required or, alternatively, revise to include the required financial statements.

July 25, 2006

Response: The Company has contacted Louise Dorsey, Associate Chief Accountant in the Office of the Chief Accountant, to determine whether the Commission will not object to the Company excluding audited financial statements of Triangle Plaza II from the above-referenced filings. In her letter dated July 19, 2006, Mr. Dorsey indicated that the staff would not object to the omission of such financial statements, subject to the limitations stated therein. If it becomes necessary for the Company to file the Triangle Plaza II financial statements in accordance with Ms. Dorsey’s letter, the Company will further amend its filings to include such financial statements as soon as it is able to gain access to the necessary information.

Note 6, Investment in Fort Washington, page 45

8. Please tell us how you considered FIN 46(R), EITF 04-5 and any other accounting literature you deemed relevant in evaluating your investment in Fort Washington Fitness, LLP for consolidation.

Response: The Company considered the relevant guidance including FIN 46(R), SOP 78-9 and EITF 04-5 in concluding that its investment in Fort Washington Fitness, LP (Fort Washington) should be recorded using the equity method of accounting. The Company addressed the guidance in FIN 46(R) and determined that (i) there was sufficient equity at risk to support its operations, (ii) the equity holders as a group do not lack the (a) direct or indirect ability through voting or similar rights to make decisions and (b) the obligation to absorb the expected losses and (c) the right to receive the expected returns and (iii) the partners voting rights are not disproportionate to their obligation to absorb the losses or receive the returns and substantially all of the entity’s activities are not conducted on behalf of an investor with disproportionately few voting rights. Fort Washington does not meet the criteria of a variable interest entity and, accordingly, the guidance used was SOP 78-9. The Company has a 50% limited partnership interest in Fort Washington and is not the general partner. Accordingly, it was concluded that the Company would not be required to consolidate its investment in Fort Washington. The guidance prescribed by EITF 04-5 results in the same conclusion.

Note 7, Investment in Levittown, page 45

9. Please tell us how you considered the guidance in FIN 46(R) in evaluating your limited partnership interest in Levittown ARC, LP for consolidation. In your response, please explain the relationship between ACRT, Levittown ARC, LP and Levittown ARC Residual Partners.

Response: The Company considered the relevant guidance including FIN 46(R), SOP 78-9 and EITF 04-5 in concluding that its investment in Levittown ARC, LP (Levittown) should be recorded using the equity method of accounting. Based on the Company’s analysis, Levittown is not a variable interest entity. The Company addressed the guidance in FIN 46(R) and determined that (i) there was sufficient equity at risk to support its operations, (ii) the equity holders as a group do not lack the (a) direct or indirect ability through voting or similar rights to

July 25, 2006

make decisions and (b) the obligation to absorb the expected losses and (c) the right to receive the expected returns and (iii) the partners voting rights are not disproportionate to their obligation to absorb the losses or receive the returns and substantially all of the entity’s activities are not conducted on behalf of an investor with disproportionately few voting rights. Additionally, the Company’s interests in Levittown are held through two classes of limited partnership interest with an effective interest of 32%. The Class A limited partnership interest is held by the Company and the Class C limited partnership interest is held by Levittown Residual Partners, a subsidiary of the Company. The rights of the limited partners do not overcome presumption of control by the general partner. Based on its analysis, the Company would not be required to consolidate its investment in Levittown. The guidance prescribed by EITF 04-5 results in the same conclusion.

Item 9A, Controls and Procedures, page 55

10. Please revise to include the disclosures required by Items 307 and 308(c) of Regulation S-K.

Response: The Company will address this comment in the Form 10-K/A.

Item 15, Exhibits, Financial Statement Schedules, page 63

Exhibits 31.1 and 31.2

11. We note that your certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that:” line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity for the year ended December 31, 2005 and the quarter ended March 31, 2006 and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Response: The Company confirms that its officers signed such certifications in their personal capacity and will revise its certifications in future filings to exclude the title of the certifying individual from the opening sentence. The Company will make the requested change in the Form 10-K/A.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 4, Controls and Procedures, page 29

12. Please revise your disclosure in Item 4(b) regarding Internal Controls over Financial Reporting to refer to the correct period covered by the report.

July 25, 2006

Response: The Company inadvertently referred to the third quarter instead of the first quarter. The Company will make the requested change in the Form 10-Q/A.

If you have any questions with respect to any of our responses, please feel free to call me at (804) 771-9544 or Mr. Ambrosi at (973) 249-1000.

Sincerely,

J. Benjamin English

cc:	Robert Ambrosi

Amanda Sledge